Exhibit (a)(5)(ix)

IN THE DISTRICT COURT OF DALLAS COUNTY, TEXAS
298th JUDICIAL DISTRICT

IN RE 7-ELEVEN, INC. SHAREHOLDERS LITIGATION	CONSOLIDATED Cause No. 0508944-M

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (“MOU”) contains the primary terms of a settlement in principal (the “Settlement”) agreed to among defendants Seven-Eleven Japan Co., Ltd., IYG Holding Company, Seven & I Holding Co., Ltd. (collectively “Seven Eleven Japan”), Toshifumi Suzuki, Kazuo Otsuka, Masaaki Asakura, Yoshitami Arai, and Masaaki Kamata (collectively with Seven Eleven Japan, the “Defendants”) on the one hand, and plaintiffs Alan Kaufman, Troy Siebels and Barbara Moses, and Green Meadows Partners L.P., on behalf of themselves and all members of the class (“Plaintiffs” and, collectively with Defendants, the “Settling Parties”) in the consolidated action captioned In re 7-Eleven, Inc. Shareholders Litigation, Consolidated Cause No. 0508944-M, in the District Court of Dallas County, Texas, 298th Judicial District (the “Class Action”).

WHEREAS Seven Eleven Japan announced an offer of $32.50 per share to purchase shares of 7-Eleven, Inc. (“7-Eleven”) on September 1, 2005 (the “Tender Offer”);

WHEREAS, Seven Eleven Japan commenced the Tender Offer on September 6, 2005;

WHEREAS Plaintiffs, holders of 7-Eleven common stock, filed class action lawsuits in the courts of the State of Texas asserting purported claims on behalf of themselves and a putative class consisting of the public holders of Company common stock against Defendants that, inter alia, challenged as inadequate the $32.50 per share consideration offered in connection with the Tender Offer;

WHEREAS, Plaintiffs filed papers with the Court seeking a temporary restraining order prior to the original expiration of the Tender Offer in addition to expedited discovery in connection with a forthcoming request for temporary injunctive relief (the “TRO Papers”);

WHEREAS, at the hearing on the TRO Papers, Plaintiffs and certain defendants agreed to enter into a Rule 11 Agreement providing for the production of documents and witnesses and the scheduling of a hearing on a motion for preliminary injunction;

WHEREAS, Plaintiffs, Seven Eleven Japan, and certain other defendants also subsequently entered into a similar Rule 11 Agreement;

WHEREAS, each of these class action lawsuits was consolidated in the Class Action;

WHEREAS, the operative complaint in the Class Action seeks, among other things, preliminary and permanent injunctive relief, as well as monetary damages on the alleged grounds that Defendants owed and breached fiduciary duties of loyalty and due care to the Company’s public shareholders in connection with the Tender Offer, and that Defendants owed and breached a duty of disclosure in connection with certain public statements made concerning the Tender Offer;

WHEREAS 7-Eleven’s Special Committee, in consultation with its legal and financial advisors, independently determined that Seven Eleven Japan’s tender offer price of $32.50 was inadequate consideration for 7-Eleven shares on September 22, 2005;

WHEREAS the Settling Parties have exchanged discovery related to Seven Eleven Japan’s tender offer, including the production of documents by Defendants to Plaintiffs;

WHEREAS, following negotiations between counsel for the parties in the Class Action, an agreement in principle has been reached providing for the settlement of the Class Action on the terms and conditions set forth below; and

WHEREAS, counsel for the parties believe that the Settlement is in the best interests of the parties and the Company’s public shareholders;

NOW, THEREFORE, IT IS HEREBY AGREED IN PRINCIPLE AS FOLLOWS:

1.             Seven Eleven Japan will increase its offering price for the outstanding public shares of 7-Eleven from $32.50 to $37.50 (the “Increase”).

2.             Plaintiffs’ counsel, in consultation with their financial advisor, believe that the Increase is fair and adequate consideration for the settlement of the Class Action.

3.             Seven Eleven Japan confirms that settlement of the Class Action was critical to the Increase, and will further memorialize this in the forthcoming final settlement agreement.

4.             Seven Eleven Japan acknowledges that the efforts of the 7-Eleven Special Committee, the pendency of the Class Action, and the efforts of the Class Action Plaintiffs and their counsel were the sole causes of the Increase, and it will further memorialize this acknowledgment in the forthcoming final settlement agreement.

5.             The Class Action Plaintiffs and their counsel shall be consulted and included in the event that any subsequent negotiations ensue regarding the offering price or any other material term of the transaction affecting 7-Eleven’s public shareholders.  Any such subsequently negotiated terms will be subject to approval of the Class Action Plaintiffs and their counsel.  Such approval of Class Action Plaintiffs and their counsel shall not be unreasonably withheld or delayed.

6.             The Settlement documents will contain an acceptable mutual release of all individual and class claims.

7.             Plaintiffs shall have the opportunity to review and suggest changes to any further disclosures to 7-Eleven’s shareholders.  Defendants shall negotiate, in good faith, with Plaintiffs’ counsel regarding Plaintiffs’ suggested changes.

8.             After execution of this MOU, but prior to agreeing to a final settlement agreement, Plaintiffs will take deposition and document discovery to confirm their evaluation of the proposed Settlement consistent with the Rule 11 Agreements with Defendants and such other discovery as the parties may agree or the Court may order.

9.             Defendants shall bear all administrative costs of the Settlement including notice thereof.

10.           If the parties cannot reach final agreement on a Settlement of the Class Action, neither this document nor any other documents or discussions regarding such Settlement shall prejudice the parties’ rights in the Class Action.

11.           The parties to the Class Action will attempt in good faith to agree upon and execute an appropriate final settlement agreement (the “Settlement Agreement”) and such other documentation as may be required in order to obtain final Court approval of the Settlement and dismissal of the Class Action upon the terms set forth in this MOU (collectively, the “Settlement Documents”).  The Settlement Agreement will expressly provide, inter alia, for (a) certification of a non opt out class for settlement purposes pursuant to Tex. R. Civ. P. 42(b)(1) and (b)(2) on behalf of a class consisting of all public shareholders of 7-Eleven (other than the Defendants and their affiliates, successors in interest, predecessors, representatives, trustees, executors, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them) during the period from September 1, 2005, through the later of (i) the expiration of the Tender Offer or (ii) the consummation of a short form merger following the Tender Offer in which Seven Eleven Japan acquires all of the outstanding shares of 7-Eleven (the “Class”); (b) entry of a judgment of dismissal with prejudice and on the merits of the Class Action; and (c) a complete release and settlement of all of the individual and class claims that were or could have been asserted against Defendants in connection with the claims asserted in the Class Action.

12.           Defendants will not deny that the Class Action was filed and conducted in good faith and in accordance with Tex. R. Civ. P. 13 and is being settled voluntarily after consultation with competent legal counsel.  The final judgment will contain a statement that the Settling Parties agree that, during the course of the Class Action, the Settling Parties and their respective counsel at all times complied with the requirements of Tex. R. Civ. P. 13.

13.           The parties to the Class Action will present the Settlement Documents to the Court for approval as soon as practicable following execution of this MOU, and will use their best efforts to obtain final Court approval of the Settlement and the dismissal of the Class Action with prejudice as to all claims asserted or which could have been asserted against Defendants in the Class Action and without costs to any party (other than counsel fees and expenses as provided herein).  As used herein, “final Court approval” of the Settlement means that the Court has entered an order approving the Settlement and that such order is finally affirmed on appeal or is no longer subject to appeal.

14.           The consummation of the Settlement is subject to: (a) the drafting and execution of the Settlement Documents and (b) final Court approval (as defined in paragraph 13 above) of the Settlement and dismissal of the Class Action with prejudice and without awarding costs to any party (except as provided herein).  This MOU shall be null and void and of no force and effect should any of these conditions not be met and, in that event, this MOU shall neither be deemed to prejudice in any way the positions of the parties with respect to the Class Action nor entitle any party to recover any costs or expenses incurred in connection with the implementation of this MOU.

15.           Following the negotiation of the Settlement terms referenced above, the parties negotiated at arm’s length and in good faith the attorneys’ fees, costs and expenses to be awarded to Plaintiffs’ counsel subject to approval by the Court.  Defendants agree to pay, subject to approval by the Court, Class Action Plaintiffs counsel’s fees in an amount up to 400% of their lodestar, up to $4.5 million, in addition to their expenses up to $200,000.  These fees and expenses shall be paid to Plaintiffs’ counsel ten (10) days (or the first business day following the 10th day if not a business day) following the trial court’s approval of the Settlement and fee award.  The funds shall be held in escrow and shall not be disbursed, but shall accrue interest payable to Plaintiffs’ counsel until the fee award becomes final by operation of law or exhaustion of appeals.  To the extent such fee award is reduced on appeal, Plaintiffs’ counsel shall refund to Seven Eleven Japan the amount so reduced and any proportionate amount of interest paid thereon.

16.           Miscellaneous: (a) this MOU may be executed in counterparts by any of the signatories hereto, including by fax or telecopy, and as so executed shall constitute one agreement; (b) this MOU and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of Texas without regard to Texas conflict of laws rules; (c) this MOU shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns, subject to the conditions set forth herein; (d) Plaintiffs and their counsel represent and warrant that none of the claims to be released in connection with the Settlement have been assigned, encumbered or in any manner transferred in whole or in part; (e) except as provided herein, the Defendants, shall bear no expenses, costs, damages or fees alleged or incurred by any named plaintiff, any member of the

Class or their respective attorneys, experts, advisors, agents or representatives; (g) the provisions contained in this MOU shall not be deemed a presumption, concession or admission by any of the Defendants, of any breach of duty, liability, default or any facts or claims alleged or asserted in the Class Action, or in any other actions or proceedings, or a concession or admission by Plaintiffs as to the lack of merit of any of the claims alleged or asserted in the Action, and shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in the Action or in any other action or proceeding of any nature whatsoever and (h) this MOU may be modified or amended only by a writing signed by the signatories hereto.

Dated: October 20, 2005	BARON & BUDD, P.C.

/s/ Randall K. Pulliam /by Roger L. Mandel w/ permission
Randall K. Pulliam, Esq.
3102 Oak Law Avenue
Suite 1100
Dallas, Texas 75219-4281
Tel: 214-521-3605
Fax: 214-520-1181

STANLEY, MANDEL & IOLA, L.L.P.

/s/ Roger L. Mandel
Roger L. Mandel, Esq.
3100 Monticello Avenue
Suite 750
Dallas, Texas 75205
Tel: 214-443-4300
Fax: 214-443-0358

Interim Class Counsel

SHEARMAN & STERLING LLP

/s/ Alan S. Goudiss
Alan S. Goudiss, Esq.
599 Lexington Avenue
New York, New York 10022
Tel: 212-848-4000
Fax: 212-848-4279

Counsel for Defendants